Filed Pursuant to Rule 433
Registration Nos. 333-240142
September 15, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Shopify Inc. has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering to which this communication relates. The offering to which this communication relates is being made only by means of a prospectus supplement and accompanying base shelf prospectus. A copy of the prospectus supplement and accompanying base shelf prospectus related to the offering may be obtained from Citigroup, Attention: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 1-866-471-2526). Copies of the prospectus supplement and accompanying base shelf prospectus may also be obtained from www.sec.gov and www.sedar.com.

September 15, 2020

Issuer:	Shopify Inc. (“Shopify”)

Symbol/Exchange:	“SHOP” / NYSE and TSX

Offering Size:	1,100,000 Class A subordinate voting shares from treasury

Over-Allotment:
The Underwriters have been granted an over-allotment option by Shopify exercisable in whole or in part, at the sole discretion of the Underwriters, within 30 days of the date of the prospectus supplement, to purchase up to 165,000 additional Class A subordinate voting shares (representing 15% of the shares offered under the prospectus supplement)

Offering Price:	US$900.00 per Class A subordinate voting share

Expected Closing Date:	September 18, 2020

Book-running Managers:	Citigroup Global Markets Canada Inc. Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC

Co-Manager:	RBC Dominion Securities Inc.

Concurrent Offering of Convertible Senior Notes:
Concurrently with this offering, Shopify is conducting an offering of its convertible senior notes (the “Notes”) due 2025 (the “Concurrent Note Offering”). The Notes will bear interest at a rate of 0.125% per year and will mature on November 1, 2025. The Notes will be convertible into Class A subordinate voting shares at the initial conversion rate of 0.6944 Class A subordinate voting shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $1,440.09 per Class A subordinate voting share).

The completion of this offering is not conditional upon the completion of the Concurrent Note Offering and the completion of the Concurrent Note Offering is not conditional upon the completion of this offering.  The Concurrent Note Offering is expected to close on or about September 18, 2020, the same date as this offering.

Purchasers of securities should be aware that the acquisition of securities may have tax consequences both in the United States and in Canada. This document does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable prospectus supplement with respect to a particular offering of securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the securities.

An investment in the securities described herein involves significant risks that should be carefully considered by prospective investors before purchasing securities described herein. The risks outlined in the applicable prospectus supplement, the short form base shelf prospectus of Shopify dated August 6, 2020 and in the documents incorporated by reference therein should be carefully reviewed and considered by prospective investors in connection with any investment in the securities described herein.